FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of August 2003
                                 13 August 2003



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)


"This Report is incorporated by reference in the prospectus contained in the Registration Statement on Form F-3 (SEC File No. 333-08246) filed by the Registrant under the Securities Act of 1933."



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Final Results released on 12 August 2003




Consolidated Profit and Loss Account for the year ended 30 June 2003

                      Notes             Before    Goodwill and         2003          Before    Goodwill and         2002
                                  goodwill and     exceptional        Total    goodwill and     exceptional        Total
                                   exceptional           items         GBPm     exceptional           items         GBPm
                                         items            GBPm    (audited)           items            GBPm    (audited)
                                          GBPm       (audited)                         GBPm       (audited)
                                     (audited)                                    (audited)

Turnover: Group turnover
and share of joint
ventures' turnover                     3,262.5               -      3,262.5         2,915.3               -      2,915.3
Less: share of joint
ventures' turnover                      (76.5)               -       (76.5)         (139.2)               -      (139.2)
Group turnover            1            3,186.0               -      3,186.0         2,776.1               -      2,776.1

Operating expenses, net   2          (2,815.3)         (116.7)    (2,932.0)       (2,584.6)         (136.5)    (2,721.1)

Operating profit (loss)                  370.7         (116.7)        254.0           191.5         (136.5)         55.0

Share of operating
results of joint
ventures                  3                3.4               -          3.4          (76.7)               -       (76.7)
Joint ventures' goodwill
amortisation, net                            -               -            -               -       (1,069.9)    (1,069.9)
Profit on sale
of fixed asset
investments               4                  -               -            -               -             2.3          2.3
Amounts written
off fixed asset
investments, net          4                  -          (15.1)       (15.1)               -          (60.0)       (60.0)
Release of
provision for
loss on disposal
of subsidiary             4                  -               -            -               -            10.0         10.0
Profit (loss) on
ordinary activities
before interest
and taxation                             374.1         (131.8)        242.3           114.8       (1,254.1)    (1,139.3)

Interest receivable
and similar income        5                3.7               -          3.7            11.1               -         11.1
Interest payable
and similar charges       5            (118.2)               -      (118.2)         (148.0)               -      (148.0)
Profit (loss) on
ordinary activities
before taxation                          259.6         (131.8)        127.8          (22.1)       (1,254.1)    (1,276.2)

Tax on profit (loss) on
ordinary activities       6             (58.7)           121.2         62.5          (28.6)          (77.8)      (106.4)
Profit (loss) on ordinary
activities after taxation                200.9          (10.6)        190.3          (50.7)       (1,331.9)    (1,382.6)

Equity dividends
- paid and proposed                                                       -                                            -
Retained profit
(loss) for the
financial year            16                                          190.3                                    (1,382.6)

Basic earnings
(loss) per share          7                                            9.9p                                      (73.3p)
Diluted earnings
(loss) per share          7                                            9.8p                                      (73.3p)



Details of movements on reserves are shown in note 16.
The accompanying notes are an integral part of this consolidated profit and loss account.
All results relate to continuing operations.





Consolidated Profit and Loss Account for the three months ended 30 June 2003

                                 Before     Goodwill and    Three months           Before     Goodwill and    Three months
                           goodwill and      exceptional        ended 30     goodwill and      exceptional        ended 30
                            exceptional            items            June      exceptional            items            June
                                  items             GBPm            2003            items             GBPm            2002
                                   GBPm      (unaudited)           Total             GBPm      (unaudited)           Total
                            (unaudited)                             GBPm      (unaudited)                             GBPm
                                                             (unaudited)                                       (unaudited)
Turnover: Group turnover and
share of joint ventures'
turnover                          874.6                -           874.6            768.1                -           768.1
Less: share of joint
ventures' turnover               (19.1)                -          (19.1)           (20.2)                -          (20.2)
Group turnover                    855.5                -           855.5            747.9                -           747.9

Operating expenses, net         (738.6)           (24.0)         (762.6)          (685.7)           (25.2)         (710.9)

Operating profit (loss)           116.9           (24.0)            92.9             62.2           (25.2)            37.0

Share of operating results
of joint ventures                   2.1                -             2.1            (3.2)                -           (3.2)
Amounts written back
to fixed asset investments            -              3.2             3.2                -                -               -
Profit (loss) on ordinary
activities before interest
and taxation                      119.0           (20.8)            98.2             59.0           (25.2)            33.8

Interest receivable and
similar income                      0.8                -             0.8              1.0                -             1.0
Interest payable and
similar charges                  (25.1)                -          (25.1)           (32.2)                -          (32.2)
Profit (loss) on ordinary
activities before taxation         94.7           (20.8)            73.9             27.8           (25.2)             2.6

Tax on profit (loss) on
ordinary activities              (37.9)            121.2            83.3           (12.0)             11.1           (0.9)
Profit (loss) on ordinary
activities after taxation          56.8            100.4           157.2             15.8           (14.1)             1.7

Basic earnings (loss) per share                                     8.1p                                              0.1p
Diluted earnings (loss) per share                                   8.1p                                              0.1p






Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2003

                                                              Notes          2003         2002
                                                                             GBPm         GBPm
                                                                        (audited)    (audited)
Profit (loss) for the financial year                            16          190.3    (1,382.6)
Translation differences on foreign currency net investment                      -          1.4
Total recognised gains and losses relating to the year                      190.3    (1,381.2)


The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.





Consolidated Balance Sheet at 30 June 2003

                                                             Notes
                                                                          2003         2002
                                                                          GBPm         GBPm
                                                                     (audited)    (audited)
Fixed assets
Intangible assets                                            8           535.9        657.4
Tangible assets                                              9           346.2        343.0
Investments                                                  10          108.9        128.9
                                                                         991.0      1,129.3
Current assets
Stocks                                                       11          370.4        414.2
Debtors: Amounts falling due within one year
                         - deferred tax assets                            30.8         13.9
                         - other                                         363.3        387.0
                                                             12          394.1        400.9
Debtors: Amounts falling due after more than one year
                         - deferred tax assets                           159.0         24.9
                         - other                                          63.9        182.1
                                                             12          222.9        207.0
Cash at bank and in hand                                                  46.4         50.3
                                                                       1,033.8      1,072.4
Creditors: Amounts falling due within one year
                         - short-term borrowings             13          (0.2)        (1.5)
                         - other creditors                   13        (955.0)      (903.9)
                                                                       (955.2)      (905.4)

Net current assets                                                        78.6        167.0

Total assets less current liabilities                                  1,069.6      1,296.3

Creditors: Amounts falling due after more than one year
                         - long-term borrowings              14      (1,151.6)    (1,576.9)
                         - other creditors                   14         (20.5)       (16.0)
                                                                     (1,172.1)    (1,592.9)
Provisions for liabilities and charges                       15          (3.2)        (4.1)
                                                                       (105.7)      (300.7)
Capital and reserves - equity
Called-up share capital                                      16          968.9        946.7
Share premium                                                16        2,535.5      2,409.8
Shares to be issued                                          16            2.7        255.8
Merger reserve                                               16          299.0        266.7
Profit and loss account                                      16      (3,911.8)    (4,179.7)
                                                             16        (105.7)      (300.7)


The accompanying notes are an integral part of this consolidated balance sheet.





Consolidated Cash Flow Statement for the year ended 30 June 2003

                                                                        Notes
                                                                                        2003         2002
                                                                                        GBPm         GBPm
                                                                                   (audited)    (audited)
Net cash inflow from operating activities                                 17a          663.6        249.7

Dividends received from joint ventures                                                   4.0            -

Returns on investments and servicing of finance
Interest received and similar income                                                     3.2          8.8
Interest paid and similar charges on external financing                              (127.3)      (141.0)
Interest element of finance lease payments                                             (0.5)        (0.6)
Net cash outflow from returns on investments and servicing of finance                (124.6)      (132.8)

Taxation
UK corporation tax paid                                                               (17.6)            -
Consortium relief (paid) received                                                      (0.3)         22.5
Net cash (outflow) inflow from taxation                                               (17.9)         22.5

Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                             (98.4)      (100.8)
Receipts from sales of tangible fixed assets                                             0.6            -
Receipts from sales of fixed asset investments                                           0.8          0.4
Receipts from sales of intangible fixed assets                                             -          0.6
Purchase of own shares for Employee Share Ownership Plan ("ESOP")                          -       (26.9)
Net cash outflow from capital expenditure and financial investment                    (97.0)      (126.7)

Acquisitions and disposals
Funding to joint ventures                                                             (14.6)       (11.6)
Repayments of funding from joint ventures                                                4.5          4.8
Net cash outflow from acquisitions and disposals                                      (10.1)        (6.8)

Net cash inflow before management of liquid resources and financing                    418.0          5.9

Management of liquid resources
Decrease in short-term deposits                                           17c            0.5         69.5

Financing
Proceeds from issue of Ordinary Shares                                                   4.8         14.3
Payments made on the issue of Ordinary Shares                                          (0.1)        (1.8)
Capital element of finance lease payments                                 17b          (1.6)        (1.7)
Net decrease in total debt                                                17b        (425.0)      (190.0)
Net cash outflow from financing                                                      (421.9)      (179.2)

Decrease in cash                                                          17c          (3.4)      (103.8)
Decrease in net debt                                                      17c          422.7         18.4


The accompanying notes are an integral part of this consolidated cash flow statement.




Notes


1.   Turnover

                                                                      2003         2002
                                                                      GBPm         GBPm
                                                                 (audited)    (audited)
DTH subscribers                                                    2,341.2      1,929.2
Cable and digital terrestrial television ("DTT") subscribers         202.2        279.4
Advertising                                                          283.6        250.7
Interactive                                                          218.3        186.0
Other                                                                140.7        130.8
                                                                   3,186.0      2,776.1


2.   Operating expenses, net

                                Before    Goodwill and          2003           Before    Goodwill and          2002
                          goodwill and     exceptional         Total     goodwill and     exceptional         Total
                           exceptional           items          GBPm      exceptional           items          GBPm
                                 items            GBPm     (audited)            items            GBPm     (audited)
                                  GBPm       (audited)                           GBPm       (audited)
                             (audited)                                      (audited)
Programming (i)                1,603.9               -       1,603.9          1,439.3               -       1,439.3
Transmission and                 142.8               -         142.8            146.6           (4.1)         142.5
related functions (i)
Marketing                        400.5               -         400.5            416.6               -         416.6
Subscriber management            324.4               -         324.4            291.1               -         291.1

Administration                   236.1           116.7         352.8            203.2           140.6         343.8
Betting                          107.6               -         107.6             87.8               -          87.8
                               2,815.3           116.7       2,932.0          2,584.6           136.5       2,721.1



(i) The amounts shown are net of GBP12.0 million (2002: GBP15.3 million) receivable from the disposal of programming rights not acquired for use by the Group, and GBP25.5 million (2002: GBP23.7 million) in respect of the provision to third party broadcasters of spare transponder capacity.



3.   Share of operating results of joint ventures

                                                                 2003         2002
                                                                 GBPm         GBPm
                                                            (audited)    (audited)
KirchPayTV GmbH & Co KGaA ("KirchPayTV") operating loss             -       (70.0)
Programming joint ventures operating profit (loss), net           3.4        (6.7)
                                                                  3.4       (76.7)


This relates to the Group's equity share of the operating results of the Group's joint ventures.


KirchPayTV
By 8 February 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group had not exercised significant influence since that date. Therefore, the Group believed that, from 8 February 2002, it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV's losses using the gross equity method from that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of GBP13.5 million was released from the impairment provision made at 31 December 2001, in order to match the Group's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.



4.   Exceptional items

                         Charge (credit)     Taxation         2003        Charge (credit)    Taxation         2002
                                  before       charge        Total                before       charge        Total
                                taxation     (credit)         GBPm              taxation     (credit)         GBPm
                                    GBPm         GBPm    (audited)                  GBPm         GBPm    (audited)
                               (audited)    (audited)                          (audited)    (audited)
(Release of provision)
provision against ITV
Digital programming
debtors (i) (iv)                   (4.8)          1.4        (3.4)                  22.3        (6.7)         15.6
Release of analogue
termination provision (v)              -            -            -                 (4.1)          1.2        (2.9)

Exceptional operating items        (4.8)          1.4        (3.4)                  18.2        (5.5)         12.7

Joint ventures' goodwill
amortisation, net (vi)                 -            -            -                 971.4            -        971.4

Profit on sale of
fixed asset investment (vii)           -            -            -                 (2.3)            -        (2.3)

Amounts written off fixed
asset investments,
net (ii) (viii)                     15.1            -          15.1                 60.0            -         60.0
Release of provision
for loss on disposal
of subsidiary (ix)                     -            -             -               (10.0)            -       (10.0)
(Recognition) write-down
of deferred tax asset (iii) (x)        -      (122.6)       (122.6)                    -         83.3         83.3
Total exceptional items             10.3      (121.2)       (110.9)              1,037.3         77.8      1,115.1



2003

Exceptional operating items
(i) ITV Digital
The Group provided in full against all unprovided balances owed by ITV Digital, following the announcement made on 30 April 2002 (see note (iv) below). During the year, the Group received GBP4.8m from ITV Digital's administrators and released GBP4.8 million of its exceptional operating provision accordingly.

Other exceptional items
(ii) Amounts written off fixed asset investments, net
At 31 December 2002, the Group made a further provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP21.0 million. Subsequently, the Group reduced its provision against its investment in Chelsea Village plc at 30 June 2003 by GBP3.2 million, following the agreement to sell its minority investment in July 2003.

At 31 December 2002, the Group reduced its deferred revenue balance relating to minority investments in new media companies by GBP5.1 million, and reduced both its investment and its provision against the investment in these companies accordingly.

At 31 December 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of GBP2.9 million, bringing the carrying value of the Group's investment in Open TV to GBP0.3 million. During February and March 2003, the Group disposed of its entire investment in Open TV shares, leading to a loss on disposal of GBP0.1 million.

(iii) Recognition of deferred tax asset
Following a review of the forecast utilisation of tax losses within the Group, and as a consequence of a planned reorganisation of certain assets within the Group, there is now sufficient evidence to support the recognition of a deferred tax asset arising on losses incurred in the Company. Accordingly, a deferred tax credit of GBP122.6 million has been recognised as an exceptional item.

2002

Exceptional operating items
(iv) ITV Digital
At 27 March 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of GBP22.3 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance. (see note (i) above)

(v) Release of analogue termination provision
On 27 September 2001, the Group terminated its analogue operation. From the original exceptional operating provision of GBP41.0 million, taken at 30 June 2000, GBP4.1 million of provision had not been utilised at 30 June 2002, and was therefore released to the profit and loss account as an exceptional credit.

Other exceptional items
(vi) Joint ventures' goodwill amortisation, net
The exceptional item of GBP971.4 million of joint ventures' goodwill amortisation, net, relates to the impairment charge taken against the carrying value of the Group's interest in KirchPayTV of GBP984.9 million at 31 December 2001, net of an amount of GBP13.5 million released from the provision matching the Group's share of losses for the period from 1 January 2002 to 8 February 2002, at which date the Group ceased to gross equity account for KirchPayTV's results.

(vii) Profit on sale of fixed asset investment
On 2 July 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realising a profit on disposal of GBP2.3 million.

(viii) Amounts written off fixed asset investments
At 31 December 2001, the Group made a provision against its minority investments in football clubs, leading to a non-cash exceptional charge of GBP60.0 million.



4.   Exceptional items (continued)

(ix) Release of provision for loss on disposal of subsidiary
On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of subsidiary, taken at 30 June 2001,  was written  back,  resulting in a non-cash  exceptional profit of GBP10.0 million. The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Sky Bet (formerly known as Surrey Sports).

(x) Write-down of deferred tax asset
Following the impairment charge made in respect of the Group's investment in KirchPayTV at 31 December 2001 there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of GBP95.6 million was written off in full at 31 December 2001, although by 30 June 2002, GBP12.3 million of this amount had been written back due to the utilisation of tax losses.



5.   Interest

a) Interest receivable and similar income

                                                                                                    2003       2002
                                                                                                    GBPm       GBPm
Group
Interest receivable on short-term deposits                                                           2.6        8.2
Interest receivable on funding to joint ventures                                                     0.1        0.3
Other interest receivable and similar income                                                         0.5        0.6
                                                                                                     3.2        9.1
Joint ventures
Share of joint ventures' interest receivable                                                         0.5        2.0

Total interest receivable and similar income                                                         3.7       11.1


b) Interest payable and similar charges
                                                                                                    2003       2002
                                                                                                    GBPm       GBPm
Group
On bank loans, overdrafts and other loans repayable within five years, not by instalments:
- GBP200 million revolving credit facility ("RCF") (previously GBP300 million RCF)*                  2.5       10.8
- GBP750 million RCF **                                                                             27.0       46.3
- GBP600 million RCF **                                                                              3.7          -
US$650 million of 8.200% Guaranteed Notes, repayable in 2009                                        31.1       31.6
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009                                         7.8        7.8
US$600 million of 6.875% Guaranteed Notes, repayable in 2009                                        30.1       30.1
US$300 million of 7.300% Guaranteed Notes, repayable in 2006                                        13.8       15.1
Finance lease interest                                                                               1.0        1.0
Other interest payable and similar charges                                                           0.9        0.4
                                                                                                   117.9      143.1
Joint ventures
Share of joint ventures' interest payable                                                            0.3        4.9

Total interest payable and similar charges                                                         118.2      148.0



* In March 2003 the Group voluntarily cancelled GBP100 million of its GBP300 million RCF. The maturity date of the resultant GBP200 million RCF is still June 2004 (see note 14).

** In addition, in March 2003 the Group entered into a new GBP600 million RCF. This facility was used to cancel the GBP750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new GBP600 million RCF has a maturity date of March 2008.



6.   Taxation

a) Analysis of charge (credit) in year

                         Tax charge
                        (credit) on                                    Tax charge on
                      profit before                                    profit before
                        exceptional   Exceptional tax         2003       exceptional   Exceptional tax         2002
                              items   charge (credit)        Total             items       charge (ii)        Total
                               GBPm              GBPm         GBPm              GBPm              GBPm         GBPm
                          (audited)         (audited)    (audited)         (audited)         (audited)    (audited)
Current tax                    85.0               1.4         86.4                 -                 -            -

Deferred tax:

Origination and reversal
of timing differences        (26.6)           (122.6)      (149.2)              27.3              77.8        105.1

Increase in estimate of
recoverable deferred tax
asset in respect of prior
years                         (1.8)                 -        (1.8)                 -                 -            -

Total deferred tax (i)       (28.4)           (122.6)      (151.0)              27.3              77.8        105.1

Share of joint ventures' tax
charge                          2.1                 -          2.1               1.3                 -          1.3

                               58.7           (121.2)       (62.5)              28.6              77.8        106.4


(i) During the year the Group recorded a deferred tax credit of GBP163.3 million relating to deferred tax assets not previously recognised. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that it is more likely than not there will be suitable taxable profits against which these assets can be utilised. GBP122.6 million of the deferred tax credit has been treated as an exceptional item.

(ii) An exceptional deferred tax charge of GBP95.6 million was made at 31 December 2001, against which GBP12.3 million has been written back at 30 June 2002 as a result of the utilisation of tax losses. This was offset by a GBP5.5 million tax credit on the provision against ITV Digital debtors and the release of the analogue termination provision, treated as exceptional operating items.


b) Factors affecting the current tax charge for the year

The current tax charge for the year is higher than the standard rate of corporation tax in the UK (30%). The differences are explained below:

                                                                                                  2003         2002
                                                                                                  GBPm         GBPm
Profit (loss) on ordinary activities before tax                                                  127.8    (1,276.2)
Less: Share of joint ventures' (profit) loss before tax                                          (3.6)         79.6
Group profit (loss) on ordinary activities before tax                                            124.2    (1,196.6)

Group profit (loss) on ordinary activities multiplied by standard rate of corporation tax in
the UK of 30% (2002: 30%)                                                                         37.3      (359.0)

Effects of:
Write-down of KirchPayTV not deductible for tax purposes                                             -        291.4
Other expenses not deductible for tax purposes (primarily goodwill amortisation)                  42.5         77.8
Other timing differences                                                                          11.8         19.2
Utilisation of tax losses                                                                        (7.3)       (30.6)
Consortium relief                                                                                  2.1          1.2
Current tax charge for the year                                                                   86.4            -



c) Factors that may affect future tax charges

At 30 June 2003, a deferred tax asset of GBP12.5 million (2002: GBP149.6 million) arising from UK losses in the Group, has not been recognised. These losses can be offset only against taxable profits generated in the entities concerned. Although Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses. The losses are available to be carried forward indefinitely under current law.

Deferred tax assets of GBP63.7 million (2002: GBP63.7 million) have not been recognised in respect of trading losses in the Group's German holding companies of KirchPayTV, and GBP450.0 million (2002: GBP450.0 million) have not been recognised in respect of potential capital losses related to the Group's holding of KirchPayTV. A deferred tax asset of GBP4.6 million (2002: GBP18.0 million) arising principally on other timing differences has not been recognised on the basis that these timing differences are not more likely than not to reverse.



7.   Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders, divided by the weighted average number of Ordinary Shares in issue during the year of 1,921.2 million (2002: 1,891.2 million), less the weighted average number of shares held in the Group's ESOP trust of 6.2 million (2002: 3.8 million).

Diluted earnings (loss) per share represents the profit (loss) on ordinary activities after taxation attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the year of 1,921.2 million (2002: 1,891.2 million), less the weighted average number of shares held in the Group's ESOP trust of 6.2 million (2002: 3.8 million), plus the weighted average number of dilutive shares resulting from share options and other potential shares outstanding of 27.2 million (2002: nil).



8.   Intangible fixed assets

The movement in the year was as follows:

                                   Goodwill (i), (ii)     Other intangible        Total
                                                 GBPm         fixed assets         GBPm
                                            (audited)                 GBPm    (audited)
                                                                 (audited)
Net book value at 1 July 2002                   657.2                  0.2        657.4
Charge                                        (116.3)                    -      (116.3)
Impairment losses (ii)                          (5.2)                    -        (5.2)
Net book value at 30 June 2003                  535.7                  0.2        535.9



(i) Goodwill of GBP272.4 million, GBP542.1 million and GBP5.2 million, arising on the acquisitions of Sports Internet Group ("SIG"), British Interactive Broadcasting ("BIB") and WAPTV respectively, is being amortised over periods of seven years on a straight-line basis.

In accordance with FRS 11, impairment reviews were performed on the carrying values of BiB and SIG goodwill balances at the end of the first full financial year after acquisition, at 30 June 2002. These reviews showed that no impairment was identified in either case. Consistent with the Group strategy, the business plans on which these reviews were based reflected significant projected increases in betting and other interactive revenues over the subsequent five years. Since the time of these reviews the performance of these operations has been broadly in line with the forecasts in the business plans used for these reviews, and no indications of impairment have arisen.

(ii) At 31 December 2002, the Group made a provision of GBP5.2 million, included within amortisation, against goodwill which arose on the acquisition of Opta Index Limited ("Opta") (a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision was made as a result of the Group's announcement in December 2002 that it would close Opta. The Group is currently in negotiations to sell or license some or all of Opta's assets to a third party.


9.   Tangible fixed assets

The movement in the year was as follows:

                         Freehold land    Short leasehold           Equipment,     Assets in course of
                         and buildings       improvements             fixtures            construction        Total
                                  GBPm               GBPm         and fittings                    GBPm         GBPm
                             (audited)          (audited)                 GBPm               (audited)    (audited)
                                                                     (audited)
Net book value at 1 July 2002     31.9               40.0                241.2                    29.9        343.0
Additions                          0.4                3.2                 73.0                    24.8        101.4
Disposals                            -                  -                (0.3)                       -        (0.3)
Transfers                            -                  -                 25.8                  (25.8)            -
Depreciation                     (2.3)              (4.0)               (91.6)                       -       (97.9)
Net book value at 30 June 2003    30.0               39.2                248.1                    28.9        346.2



10.  Fixed asset investments

                                       2003         2002
                                       GBPm         GBPm
                                  (audited)    (audited)
Investments in joint ventures          30.4         21.8
Investment in own shares               34.6         42.2
Other investments                      43.9         64.9
Total fixed asset investments         108.9        128.9



11.  Stocks

                                             2003         2002
                                             GBPm         GBPm
                                        (audited)    (audited)
Television programme rights                 337.2        367.3
Set-top boxes and related equipment          29.0         42.2
Raw materials and consumables                 1.6          4.4
Goods held for resale                         2.6          0.3
                                            370.4        414.2

At least 79% (2002: 77%) of the existing television programme rights at 30 June 2003 will be amortised within one year.


12.  Debtors

                                                               2003         2002
                                                               GBPm         GBPm
                                                          (audited)    (audited)
Debtors: Amounts falling due within one year
Trade debtors                                                 170.9        177.5
Amounts owed by joint ventures                                 16.0         15.2
Amounts owed by other related parties                           0.4          1.0
Other debtors                                                   6.4          8.5
Prepaid programme rights                                       53.8         80.5
Prepaid transponder rentals                                    16.9         15.5
Advance Corporation Tax                                        39.7         18.2
Deferred tax assets                                            30.8         13.9
Prepaid media agency rights                                     2.6          3.7
Other prepayments and accrued income                           56.6         66.9
                                                              394.1        400.9

Debtors: Amounts falling due after more than one year
Prepaid programme rights                                        2.7         38.6
Prepaid transponder rentals                                    48.7         55.6
Advance Corporation Tax                                           -         67.1
Deferred tax assets                                           159.0         24.9
Prepaid media agency rights                                     5.5         12.8
Other prepayments and accrued income                            7.0          8.0
                                                              222.9        207.0



13.  Creditors: Amounts falling due within one year
                                                               2003         2002
                                                               GBPm         GBPm
                                                          (audited)    (audited)
Short-term borrowings
GBP200 million RCF (see note 14)                                  -            -
Obligations under finance leases                                0.2          1.5
                                                                0.2          1.5
Other
Trade creditors                                               323.4        311.1
Amounts due to joint ventures                                   0.8            -
Amounts due to related parties                                 24.6         20.4
UK corporation tax                                             27.6          4.7
VAT                                                            61.7         86.2
Social security and PAYE                                        0.4          7.0
Other creditors                                                43.5         42.0
Accruals and deferred income                                  473.0        432.5
                                                              955.0        903.9
                                                              955.2        905.4


Included within trade creditors are GBP226.2 million (2002: GBP243.6 million) of US dollar-denominated programme creditors. At least 90% (2002: 90%) of these were covered by forward rate currency contracts.



14.  Creditors: Amounts falling due after more than one year

                                                                      2003         2002
                                                                      GBPm         GBPm
                                                                 (audited)    (audited)
Long-term borrowings
GBP750 million RCF                                                       -        500.0
GBP600 million RCF                                                    75.0            -
US$650 million of 8.200% Guaranteed Notes, repayable in 2009         412.5        412.5
GBP100 million of 7.750% Guaranteed Notes, repayable in 2009         100.0        100.0
US$600 million of 6.875% Guaranteed Notes, repayable in 2009         367.2        367.2
US$300 million of 7.300% Guaranteed Notes, repayable in 2006         189.2        189.2
Obligations under finance leases                                       7.5          7.8
Other borrowings                                                       0.2          0.2
                                                                   1,151.6      1,576.9

Other
Accruals and deferred income                                          20.5         16.0
                                                                   1,172.1      1,592.9



In March 2003 the Group entered into a new GBP600 million RCF. This facility was used to cancel the GBP750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new GBP600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.600% and 1.125% above the London Inter-Bank Offer Rate ("LIBOR"), dependent on the Group's Net debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004, the margin is fixed at 1.125% and shall not fall below 0.700% per annum above LIBOR prior to March 2006.

Also in March 2003, the Group voluntarily cancelled GBP100 million of the GBP300 million March 2001 RCF. The maturity date of the resultant GBP200m RCF is still June 2004 and should it be drawn upon, accrues interest at a rate (presently 1.250%) above LIBOR dependent on the Group's credit rating. This facility reduction, together with the replacement of the Group's GBP750 million RCF as described above, reduced the Group's aggregate available facilities from GBP1,050 million to GBP800 million. In June 2004, when the GBP200 million RCF matures, the aggregate facilities available to the Group will be reduced to GBP600 million. These reductions in committed bank facilities are consistent with the Group's anticipated liquidity requirements.



15.  Provisions for liabilities and charges

                                Sky Interactive reorganisation             Sky In-Home Service Limited        Total
                                                     provision                reorganisation provision    (audited)
                                                     (audited)                               (audited)         GBPm
                                                          GBPm                                    GBPm
At 1 July 2002                                             3.9                                     0.2          4.1
Utilised in the year                                     (0.8)                                   (0.1)        (0.9)
At 30 June 2003                                            3.1                                     0.1          3.2



16.  Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.

                                      Share        Share    Shares to       Merger       Profit     Total equity
                                    capital      premium    be issued      reserve     and loss    shareholders'
                                       GBPm         GBPm         GBPm         GBPm      account          deficit
                                  (audited)    (audited)    (audited)    (audited)         GBPm             GBPm
                                                                                      (audited)        (audited)
At 1 July 2002                        946.7      2,409.8        255.8        266.7    (4,179.7)          (300.7)
Issue of share capital                 22.2        125.8      (253.1)        111.5        (1.6)              4.8
Share issue costs                         -        (0.1)            -            -            -            (0.1)
Profit for the financial year             -            -            -            -        190.3            190.3
Transfer from merger reserve              -            -            -       (79.2)         79.2                -
At 30 June 2003                       968.9      2,535.5          2.7        299.0    (3,911.8)          (105.7)



During the year the Company issued shares with a market value of GBP6.4 million (2002: GBP35.2 million) in respect of the exercise of options awarded under various share option schemes, with GBP4.8 million (2002: GBP14.3 million) received from employees.

On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. Additional Group merger reserve of GBP111.5 million was created in relation to
20.8 million shares issued to BT in respect of deferred consideration for the acquisition of 19.9% of BiB.



17.  Notes to consolidated cash flow statement

a)   Reconciliation of operating profit to operating cash flows

                                  Before    Goodwill and         2003           Before    Goodwill and         2002
                            goodwill and     exceptional        Total     goodwill and     exceptional        Total
                             exceptional           items         GBPm      exceptional           items         GBPm
                                   items            GBPm    (audited)            items            GBPm    (audited)
                                    GBPm       (audited)                          GBPm       (audited)
                               (audited)                                     (audited)
Operating profit (loss)            370.7         (116.7)        254.0            191.5         (136.5)         55.0
Depreciation                        97.9               -         97.9             81.1               -         81.1
Amortisation of                        -           121.5        121.5              0.1           118.3        118.4
goodwill and other
intangible fixed assets
Profit on sale of fixed            (0.3)               -        (0.3)                -               -            -
assets
Decrease in stock                   43.8               -         43.8              9.9               -          9.9
Decrease in debtors                 88.0               -         88.0             77.9            22.3        100.2
Increase (decrease) in              59.6               -         59.6           (80.5)               -       (80.5)
creditors
Provision utilised, net            (0.9)               -        (0.9)            (0.3)          (34.1)       (34.4)
Net cash inflow                    658.8             4.8        663.6            279.7          (30.0)        249.7
(outflow) from
operating activities




17.  Notes to consolidated cash flow statement (continued)

b) Analysis of changes in net debt

                                           At 1 July    Cash flow    At 30 June
                                                2002         GBPm          2003
                                                GBPm    (audited)          GBPm
                                           (audited)                  (audited)
Overnight deposits                              38.7        (6.0)          32.7
Other cash                                      11.1          2.6          13.7
                                                49.8        (3.4)          46.4

Short-term deposits                              0.5        (0.5)             -
Cash at bank and in hand                        50.3        (3.9)          46.4

Debt due after more than one year          (1,569.1)        425.0     (1,144.1)
Finance leases                                 (9.3)          1.6         (7.7)
Total debt                                 (1,578.4)        426.6     (1,151.8)

Total net debt                             (1,528.1)        422.7     (1,105.4)



c) Reconciliation of net cash flow to movement in net debt

                                                                    Notes          2003         2002
                                                                                   GBPm         GBPm
                                                                              (audited)    (audited)
Decrease in cash                                                                  (3.4)      (103.8)
Decrease in short-term deposits                                                   (0.5)       (69.5)
Cash outflow resulting from decrease in debt and lease financing                  426.6        191.7
Decrease in net debt                                                              422.7         18.4

Net debt at beginning of year                                                 (1,528.1)    (1,546.5)
Net debt at end of year                                              17b      (1,105.4)    (1,528.1)



d) Major non-cash transactions

2003
Issue of shares - deferred consideration for BiB
On 11 November 2002, the Company issued 43.2 million shares with a fair value of GBP253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

2002
Impairment of investment in KirchPayTV
Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 4). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of GBP971.4 million.



18.  Regulatory update

Office of Fair Trading ("OFT")
On 5 December 2000 the UK Office of Fair Trading, or the OFT, announced that it was to conduct an inquiry into the affairs of British Sky Broadcasting Limited ("BSkyB Limited"), under the UK Competition Act 1998 ("Competition Act"), in particular the wholesale supply by BSkyB Limited of certain of its channels to third party distributors in the UK.[1] BSkyB Limited maintained that it had not infringed the Competition Act and, on 17 December 2002, following submission by BSkyB Limited of written and oral representations, the OFT announced that BSkyB Limited had not been found in breach of competition law in respect of its investigation. Such findings by the OFT may be appealed by third parties who have a "sufficient interest" in accordance with the provisions of the Competition Act.

EC Investigation - FAPL
The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the Football Association Premier League Limited, or the FAPL ("FAPL"). On 21 June 2002, BSkyB Limited and the FAPL notified the BSkyB Limited's current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL to the EC Commission. On 20 December 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL's joint selling of broadcast rights to Premier League football. On 30 July 2003, the Group received a request for information from the EC Commission concerning the current bidding process being undertaken by the FAPL. The Group is currently unable to assess whether this EC investigation will have a material effect on the Group.

EC Investigation - Movie Contracts
The EC Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.


19.  Post balance sheet events

On 22 July 2003, the Group entered into a binding agreement for the sale of its 9.9% equity investment in Chelsea Village plc for consideration in cash of GBP5.9 million.

On 8 August 2003, it was announced that the Group has successfully bid for all four packages of exclusive live UK rights to FA Premier League football from the beginning of the 2004/05 season to the end of the 2006/07 season. The total cost of the new agreement for the four UK live packages is GBP1,024 million over three years.




______________________________________

This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The financial information for the year ended 30 June 2003 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2003, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report, which did not contain a statement under section 237
(2) or (3) of the Companies Act 1985, on 11 August 2003. The preliminary announcement was approved by the Board of Directors on 11 August 2003.

The financial information for the three months ended 30 June 2003 and 30 June 2002 is unaudited.

The financial information for the year ended 30 June 2002 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2002, which have been filed with the registrar of Companies, on which the auditors gave an unqualified report, which did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.






_______________________________________

1 Where an undertaking has intentionally or negligently infringed the Competition Act, it may be fined up to a maximum of 10% of its total UK turnover for each year it is found to be in breach, up to a maximum of three years. In addition, third parties, such as customers and competitors, may be entitled to recover damages where they have suffered loss as a result of conduct in breach of the Competition Act.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             BRITISH SKY BROADCASTING GROUP PLC


Date: 13 August 2003                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary